Exhibit 99.1

Xinyuan Real Estate Co., Ltd. to Report First Quarter 2020 Unaudited Financial Results

on June 5, 2020

BEIJING, May 28, 2020 -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager, today announced that it will release its unaudited financial results for the first quarter ended March 31, 2020 on Friday, June 5, 2020, before U.S. markets open.

Xinyuan’s management team will host an earnings conference call to discuss its first quarter 2020 financial results on Friday, June 5, 2020 at 8:00am ET, listeners may access the call by dialing:

US Toll Free:	1-800-949-2175
Toll/International:	1-323-994-2131
China National:	4001 209101
Hong Kong Toll Free:	800 961 105
United Kingdom Toll Free:	0800 358 6377

A replay of the conference call may be accessed by phone at the following numbers until June 12, 2020:

US:	1-844-512-2921
International:	1-412-317-6671
Access code:	5689652

A live and archived webcast of the conference call will be available at http://ir.xyre.com.

A live broadcast will be also available at Roadshowing and FUTU platform, the links are as follows:

https://www.roadshowing.com/roadshowing/info.html?id=21136

https://q.futunn.com/nnq/detail?id=104244543619076

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York City. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group

In U.S.: Ms. Julia Qian

Email: Julia@blueshirtgroup.com

In China: Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com